SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BOARD OF DIRECTORS

827th Meeting DELIBERATION	02.15.2019 Proc: 00944/1963

DEL-012/2019

RAPPORTEUR: Board Member - WILSON FERREIRA JR.

SUBJECT: Election of Mrs. Elvira Baracuhy Cavalcanti Presta to the position of Chief Financial and Investor Relations Officer of Eletrobras.

The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, and substantiated in the presentation of the rapporteur and in the documents below, DECIDED:

➢    Executive Summary PRE nº. 002, of 02.12.2019;

➢    Certificate of Minutes of the 25th Meeting of the Management, People and Eligibility Committee, dated 02.15.2019;

1.      To approve the election of Mrs. Elvira Baracuhy Cavalcanti Presta, brazilian, married, business administrator, bearer of identity card nº. 2.130.511, issued by SDS/PE, registered with the CPF no. 590.604.504-00, resident and domiciled at Rua Vinícius de Moraes nº 280, apt. 201, Ipanema, Rio de Janeiro, RJ, ZIP CODE 22411-010, for the position of Chief Financial Officer and Investor Relations Officer of Eletrobras, whose term of office shall begin on this date and shall be extended until 07.24.2019, without prejudice to the provisions of art. 26, head provision of ELETROBRAS 'Bylaws, and the effectiveness of the election shall be conditioned upon the signing of the respective term of office within the period indicated in art. 149, §1, of Law 6404/76;

2.      to determine that Corporate Governance - PREC, Investor Relations - DFR, Personnel Management - DAP, Information Technology and Telecommunication - DAT, General Secretariat - PRGS, and Secretariat of Governance of the Board of Directors - CAAS, each in its respective scope of action, adopt the measures necessary to comply with this Decision.

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.